Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 4, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL Q2 2011 RESULTS

AURORA, Ontario, March 4, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: HBP) today announced financial results for the quarter ended January 31, 2011.

RECENT HIGHLIGHTS

DOS47/L-DOS47:

  Helix announced that it had received approval for its investigational new drug ("IND") application from the United States Food and Drug Administration ("FDA") to perform its planned U.S. Phase I clinical safety and tolerability study of its lung cancer drug candidate L-DOS47.

  Helix announced that it had filed a clinical trial application ("CTA") with the Central Register of Clinical Trials at the Polish Ministry of Health seeking approval to perform its planned Phase I/II clinical safety, tolerability and preliminary efficacy study of its lung cancer drug candidate L-DOS47.

  Helix announced that the United States Patent & Trademark Office issued a patent (U.S. Patent No. 7,872,105 B2) to the National Research Council of Canada for the non-small cell lung cancer ("NSCLC")-specific antibody component of Helix’s L-DOS47 drug candidate

Other:

  Helix entered into an agreement to assign certain international Klean-Prep® rights to Helsinn Birex Pharmaceuticals Limited (“Helsinn”). The sale of the worldwide rights, except the U.S. and Canada, was completed. The sale of the U.S. rights remains subject to license terms as previously announced. The parties also entered into a new supply agreement where Helsinn will supply Klean-Prep® to Helix with terms extending over a ten year period, subject to certain performance conditions. Helix has retained the Canadian rights to Klean-Prep® and continues to distribute the product in Canada.

  Helix signed an extension with its supplier of Orthovisc® and Monovisc™, extending the distribution agreement to 2014 and amending certain terms.

  Helix retained New York-based Cooper Global Communications (CGC) to help Helix raise its visibility among various constituency groups, especially those specialized in issues concerning women’s health, as one of Helix’s therapeutic areas. Together, Helix and CGC will develop and implement a women’s advocacy relations campaign intended to increase awareness about Helix and its developmental Topical Interferon Alpha-2b drug candidate in particular, in addition to its programs in general.

RESULTS FROM OPERATIONS
Three and six month periods ended January 31, 2011 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $2,231,000 and $5,794,000, respectively for the three and six month periods ended January 31, 2011 for a loss per common share of $0.03 and $0.09, respectively. In the comparative three and six month periods ended January 31, 2010, the Company recorded a loss of $3,675,000 and $7,148,000, respectively for the three and six month periods ended January 31, 2010 for a loss per common share of $0.06 and $0.12, respectively.

Revenues
Revenues totaled $1,188,000 and $2,393,000 respectively for the three and six month periods ended January 31, 2011 and represent an increase of $67,000 (6.0%) and $252,000 (11.8%) when compared to the three and six month periods ended January 31, 2010.

Product revenues totaled $1,162,000 and $2,267,000 respectively for the three and six month periods ended January 31, 2011 and represent an increase of $150,000 (14.8%) and $352,000 (18.4%) when compared to the three and six month periods ended January 31, 2010. Except for Normacol®, product revenues were higher across all other products. MonoviscTM and Orthovisc® on a combined basis continue to reflect the majority of the increase product revenues. The Company commenced distribution of MonoviscTM in Canada during the fiscal first quarter of 2010. During the second quarter of fiscal 2011, Helix entered into a new supply agreement with Helsinn, where Helsinn will supply Klean-Prep® to the Company with terms extending over a ten year period, subject to certain performance conditions. The Company also signed an extension of its agreement with Anika Therapeutics Inc., its supplier of Orthovisc® and Monovisc™, extending it to 2014 and amending certain terms, including minimum sales targets.

License fees and royalties totaled $26,000 and $126,000 respectively for the three and six month periods ended January 31, 2011 and represent a decrease of $83,000 (76.1%) and $100,000 (44.2%) when compared to the three and six month periods ended January 31, 2010. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada. Due to the December 1, 2010 sale and license to Helsinn of certain international Klean-Prep® rights, license fees and royalties were down over the same periods in the previous year as the sale occurred prior to the end of the quarter, and Helix no longer earns royalty revenue associated with Klean-Prep®.

Cost of sales and margins
Cost of sales totaled $376,000 and $790,000 respectively for the three and six month periods ended January 31, 2011(three and six month periods ended January 31, 2010 were $461,000 and $879,000 respectively). As a percentage of product revenues, cost of sales were 32.4% and 34.8% for the three and six month periods ended January 31, 2011(three and six month periods ended January 31, 2010 were 45.6% and 45.9% respectively). Products for sale are purchased in U.S dollars and Euros. The decrease in cost of sales reflects the appreciation of the Canadian dollar versus both the U.S dollar and Euro in addition to goods sold through in the quarter with a cost base of zero.

Research and development
Research and development costs for the three and six month periods ended January 31, 2011 totaled $2,211,000 and $4,612,000 respectively (three and six month periods ended January 31, 2010 were $2,335,000 and $5,260,000 respectively).

Topical Interferon Alpha-2b research and development costs for the three and six month periods ended January 31, 2011 totaled $761,000 and $1,816,000 respectively (three and six month periods ended January 31, 2010 were $1,340,000 and $2,887,000 respectively). Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed and the Company concentrating its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions.

DOS47 research and development costs for the three and six month periods ended January 31, 2011 totaled $1,450,000 and $2,796,000 respectively (three and six month periods ended January 31, 2010 were $995,000 and $2,373,000 respectively). The higher L-DOS47 research and development expenditures reflect collaborative scientific research and clinical research expenditures associated with the recent applications for a Phase I IND in the U.S. and a Polish Phase I/II CTA filing. The Company received approval for its IND application from the FDA in the quarter and subsequent to the quarter completed the application with Polish authorities.

Operating, general and administration
Operating, general and administration expenses for the three and six month periods ended January 31, 2011 totaled $1,141,000 and $2,117,000 respectively (three and six month periods ended January 31, 2010 were $770,000 and $1,446,000 respectively). The increase in operating, general and administration expenditures is the result of higher legal and audit fees associated with the filing of a base shelf prospectus and the sale and license to Helsinn of certain international Klean-Prep® rights.

Sales and marketing
Sales and marketing expenses for the three and six month periods ended January 31, 2011 totaled $289,000 and $547,000 respectively (three and six month periods ended January 31, 2010 were $298,000 and $559,000 respectively). The Company incurred higher sales commissions and sales agent expenses as a result of increased sales in fiscal 2011 compared to fiscal 2010, which were offset by lower marketing and promotion activities associated with the Canadian product launch of Monovisc™ which occurred in fiscal 2010 resulting in a net decrease from prior year’s comparative figures.

Amortization of capital assets
Amortization of capital assets for the three and six month periods ended January 31, 2011 totaled $105,000 and $212,000 respectively (three and six month periods ended January 31, 2010 were $107,000 and $205,000 respectively).

Stock-based compensation
Stock-based compensation expense for the three and six month periods ended January 31, 2011 totaled $336,000 and $1,030,000 respectively (three and six month periods ended January 31, 2010 were $605,000 and $765,000 respectively). The stock-based compensation expense in fiscal 2011 relates to the ongoing amortization of compensation costs of stock options granted on August 17, 2010, December 14, 2009 and December 17, 2008, over their vesting period.

Interest income
Interest income for the three and six month periods ended January 31, 2011 totaled $44,000 and $94,000 respectively (three and six month periods ended January 31, 2010 were $10,000 and $24,000 respectively). The increase in interest income in fiscal 2011 reflects higher cash balances and higher interest rates earned on deposits.

Foreign exchange gain/loss
Foreign exchange for the three and six month periods ended January 31, 2011 reflects an $8,000 loss and $27,000 gain respectively (three and six month periods ended January 31, 2010 reflect losses of $230,000 and $188,000, respectively). Foreign exchange gains and losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland as well as a value added tax receivable, both denominated in Euros.

Gain on sale of license
Effective December 1, 2010, the Company sold to Helsinn certain world-wide rights to Klean-Prep® excluding the U.S. and Canada, for 1 million Euros, and realized a gain of $1,336,000.

Income taxes
Income tax expense for the three and six month periods ended January 31, 2011 totaled $333,000 and $336,000 respectively (three and six month periods ended January 31, 2010 were $nil and $11,000 respectively). The increase is attributable to the taxes payable as a result of the agreement to sell certain international Klean-Prep® rights to Helsinn. All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and six month periods ended January 31, 2011 totaled $874,000 and $3,957,000 respectively, including a net loss of $2,231,000 and $5,794,000 respectively. Cash used in operating activities for the three and six month periods ended January 31, 2010 totaled $3,098,000 and $5,446,000 respectively, including a net loss of $3,675,000 and $7,148,000 respectively.

Significant adjustments for the three and six month periods ended January 31, 2011 include amortization of capital assets of $105,000 and $212,000 respectively (2010 – $107,000 and $205,000), deferred lease credits of $6,000 and $12,000 (2010 – $5,000 and $13,000), stock-based compensation related to earlier stock option grants of $336,000 and $1,030,000 respectively (2010 – $605,000 and $765,000), foreign exchange loss of $8,000 and gain of $27,000 respectively (2010 – losses of $230,000 and $188,000) and changes in non-cash working capital balances related to operations of $914,000 and $634,000 (2010 – $(360,000) and $557,000).

Financing activities
Financing activities for the three and six month periods ended January 31, 2011 totaled $4,000 and $9,461,000 respectively (three and six month periods ended January 31, 2010 were $nil and $11,597,000 respectively). All financing activities reflect the net proceeds of two separate private placements as well as stock option exercises.

Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2011 totaled $71,000 and $80,000 respectively (three and six month periods ended January 31, 2010 were $239,000 and $484,000 respectively) and represents capital acquisitions in both fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At January 31, 2011, the Company had cash and cash equivalents totaling $18,576,000 (July 31, 2010 – $13,125,000). The increase in cash and cash equivalents in fiscal 2011 is the result of a private placement completed on August 6, 2010 where the Company issued 4,530,000 units at $2.43 per unit, for net proceeds of $9,457,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013. The total number of common shares issued and outstanding as at January 31, 2011 was 64,507,835 (July 31, 2010 – 59,975,335).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months. These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b. These trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations. Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

The Company’s unaudited interim consolidated Statements of Operations and Cash Flows for the three and six month periods ended January 31, 2011 and 2010 are summarized below:

Consolidated Statements of Operations for the three and six month periods ended January 31, 2011 and 2010 ($ thousands, except for per share data)					Consolidated Statements of Cash Flows for the three and six month periods ended January 31, 2011 and 2010 ($thousands)
	Three months		Six months			Three months		Six months
	ended January 31		ended January 31			ended January 31		ended January 31
	2011	2010	2011	2010		2011	2010	2011	2010
Revenue:
Product revenue	1,162	1,012	2,267	1,915	Cash provided by (used in):
License fees & royalties	26	109	126	226	Loss for the period	(2,231)	(3,675)	(5,794)	(7,148)
	1,188	1,121	2,393	2,141
					Items not involving cash:
Expenses:					Amortization of capital assets	105	107	212	205
Cost of sales	376	461	790	879	Deferred lease credit	(6)	(5)	(12)	(13)
Research and development	2,211	2,335	4,612	5,260	Stock-based compensation	336	605	1,030	765
Operating, general and admin	1,141	770	2,117	1,446	Foreign exchange loss/(gain)	8	230	(27)	188
Sales and marketing	289	298	547	559		(1,788)	(2,738)	(4,591)	(6,003)
Amortization of capital assets	105	107	212	205
Stock-based compensation	336	605	1,030	765	Change in non-cash w orking capital	914	(360)	634	557
Interest income, net	(44)	(10)	(94)	(24)	Operating activities	(874)	(3,098)	(3,957)	(5,446)
Foreign exchange loss/(gain)	8	230	(27)	188
Gain on sale of trademark	(1,336)	-	(1,336)	-	Financing activities	4	-	9,461	11,597
	3,086	4,796	7,851	9,278
Loss before income taxes	(1,898)	(3,675)	(5,458)	(7,137)	Investing activities	(71)	(239)	(80)	(484)

Income taxes	333	-	336	11	Effect of exchange rate changes
					on cash and cash equivalents	(8)	(230)	27	(188)
Loss for the period	(2,231)	(3,675)	(5,794)	(7,148)
					Increase in cash	(949)	(3,567)	5,451	5,479
					Cash:
Loss per share:					Beginning of the period	19,525	23,540	13,125	14,494
Basic & diluted	(0.03)	(0.06)	(0.09)	(0.12)	End of the period	18,576	19,973	18,576	19,973

The Company’s unaudited interim consolidated balance sheet as at January 31, 2011 and audited consolidated balance sheet as at July 31, 2010 are summarized below:

Consolidated Balance Sheets as at
(thousand $)
	31-Jan	31-Jul		31-Jan	31-Jul
	2011	2010		2011	2010
Current assets:			Current liabilities:
Cash and cash equivalents	18,576	13,125	Accounts payable	1,549	1,392
Accounts receivable	1,018	1,365	Accrued liabilities	446	821
Inventory	766	780	Income tax payable	346	43
Prepaid and other	210	398	Deferred lease credit	25	25
	20,570	15,668		2,366	2,281
Non current assets	2,314	2,446	Non current liabilities	60	72
			Total liabilities	2,426	2,353
Total assets	22,884	18,114	Shareholders' equity	20,458	15,761
			Total liabilities & Shareholders' Equity	22,884	18,114

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations have been filed, today, with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Women’s Health Advocacy Relations:
Jennifer Zimmons
Cooper Global Communications
Tel: 212 317-1400
Email: jzimmons@cgc-us.com
Web Site: www.cooperglobalcommunications.com

Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies, sufficiency of the Company’s cash reserves and expected cash flow from operations; seeking additional financing, the Company’s plans to increase awareness about the Company and its products, especially Topical Interferon Alpha-2b, the extension of supply agreements of certain products Helix distributes, the transfer of U.S. rights to Klean-Prep®, and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; uncertainty whether the CTA will be approved; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; uncertainty whether Helix will be able to achieve targets required to maintain supply of the products Helix distributes; uncertainty whether the transfers of U.S. Klean-Prep® rights to Helsinn will occur in a timely manner or at all; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty over the Company’s planned campaigns to increase awareness; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.